UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, and further to the relevant information dated today, hereby proceeds to notify the following:

RELEVANT INFORMATION

BBVA has agreed to carry out an issue of preferred securities contingently convertible into newly issued ordinary shares of BBVA with exclusion of pre-emptive subscription rights for shareholders (the “Securities”) for a total nominal amount of 1,000,000,000 Euro (the “Issuance”).

The remuneration of the Securities, whose payment is subject to certain conditions and to the discretion of the Bank, has been set at 5.875% on an annual basis for the first five years. After that, it will be reviewed in accordance with the applicable terms and conditions of the Issuance by applying a margin of 566 basis points on the 5-year Mid-Swap Rate.

BBVA will request that the Securities qualify as Additional Tier 1 Capital pursuant to Law 10/2014, of 26 June, on regulation, supervision and solvency of credit entities and Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013, on prudential requirements for credit institutions and investment firms.

BBVA will request the listing of the Securities on AIAF Mercado de Renta Fija.

Furthermore, BBVA informs that, for the purposes set out in articles 414, 417 and 511 of the Corporate Enterprises Act, the directors’ report, the report of the independent expert/auditor of accounts different from BBVA’s auditor and the ratification of the report of the independent expert/auditor of accounts different from BBVA’s auditor, all related to the Issuance, have been issued. These reports will be available to shareholders through their publication on BBVA’s website (www.bbva.com) on the Issuance closing date (expected to take place on 24 September 2018) and will be reported to the first General Shareholders’ Meeting to be held after the Issuance.

Madrid, 18 September 2018

Important information:

This announcement does not constitute or form part of an offer of securities for sale in the United States or any other jurisdiction. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. No money, securities or other consideration from any person inside the United States is being solicited and, if sent in response to the information contained in this announcement, will not be accepted. Further restrictions apply in, among other jurisdictions, Spain, the United Kingdom, Italy, Belgium, Singapore, Hong Kong, Canada and Switzerland.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 18, 2018	By: /s/ Ignacio Echevarría Soriano
Name: Ignacio Echevarría Soriano

Title: Financial Management Director